Exhibit 99.1

News Release

Catalyst Paper, City of Powell River achieve unique tax solution

April 9, 2010

Powell River, BC - Catalyst Paper and the City of Powell River have inked an agreement in principle to achieve the twin objectives of reducing the Class 4 property tax rate paid by the company’s Powell River mill while assisting the City in reducing significantly its capital expenditures for future municipal service infrastructure.

“Council committed to looking for solutions to the major industry property tax in Powell River,”
said Mayor Stewart Alsgard.  “We have held frank, realistic discussions with Catalyst culminating in a very positive outcome that reflects the needs of the community and provides for a way forward under challenging circumstances.”

Under the agreement, the City has committed that the company’s annual property taxes payable to the City will not exceed $2.25 million for five years. In addition, the City and Catalyst agreed to jointly pursue environmental permit amendments and related arrangements that would enable a 20-year service agreement valued at $750,000 annually in the first five years, under which Catalyst will treat the City’s liquid waste using the mill’s effluent system and burn the City’s bio-solids in the mill’s waste wood boiler.

“We saw that we both had a cost problem associated with municipal services. And we came to a shared conclusion that, going forward, the City’s circumstances could be addressed more cost-efficiently by making our mill infrastructure available for municipal use,” said Richard Garneau, Catalyst president and chief executive officer. “Cooperation and flexibility helped us take a big step toward the $1.5 million property tax goal, and together the City and Catalyst were able to find a solution that’s right for Powell River.”

The agreement will see Catalyst drop its legal appeal of the City’s 2009 municipal tax levy and pay into trust $2.5 million in outstanding 2009 municipal property taxes including penalties and interest, pending the City’s completion of arrangements for implementing its 2010 business plan with the provincial government. Related commitments by the company include sale to the City of the mill’s unoccupied administration office building and associated lands for a nominal price, and a four-year mortgage extension to PRSC LLP, a three-way partnership with the City and Tla’Amin First Nation formed in 2006 to facilitate local economic diversification through land sales.

The City and Catalyst will also explore a variety of joint economic development initiatives and a revenue upside contribution arrangement, capped at $500,000 annually, based on the Powell River paper mill’s ability to achieve a return on capital employed in excess of 10%.

Catalyst Paper manufactures diverse specialty mechanical printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With six facilities located in British Columbia and Arizona, Catalyst has a combined annual production capacity of 2.5 million tonnes. The company is headquartered in Richmond, British Columbia, Canada and its common shares trade on the Toronto Stock Exchange under the symbol CTL. Catalyst is listed on the Jantzi Social Index® and is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.

Located on the Sunshine coast 125 km north of Vancouver, Powell River is a vibrant and progressive community of approximately 13,500 with access to Vancouver, Vancouver Island and the Sechelt Peninsula.  Powell River has an extensive variety of recreational activities and festivals, excellent schools, a modern multi-purpose recreational complex, golf course, new hospital and an active arts community.  With something for everyone, Powell River has a high quality of life in a natural and beautiful environment.

For more information:

Lyn Brown Vice President, Corporate Relations Catalyst Paper Corporation 604-247-4713	Stan Westby, CA Chief Administrative Officer City of Powell River 604-485-8618